UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Ciena Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-36250 (Commission file number)	23-2725311 (I.R.S. Employer Identification No.)
7035 Ridge Road, Hanover, MD (Address of principal executive offices)		21076 (Zip code)

Sheela Kosaraju Senior Vice President, General Counsel and Assistant Secretary (410) 694-5700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2024 to December 31, 2024.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Ciena Corporation (“Ciena”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended for the reporting period from January 1, 2024 to December 31, 2024.

A copy of Ciena’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at https://www.ciena.com/about/corporate-governance. References to Ciena’s website are provided for convenience only, and its contents are not incorporated by reference into this Form SD, nor are they deemed filed with the U.S. Securities and Exchange Commission.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, Ciena is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

May 30, 2025	CIENA CORPORATION

By:	/s/ Sheela Kosaraju
Sheela Kosaraju
Senior Vice President, General Counsel and Assistant Secretary